June 27, 2007

VIA EDGAR AND OVERNIGHT

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AIS Futures Fund IV LP (the “Registrant”) – Form 10

Dear Ms. Barberich:

We thank you for your comment letter of May 22, 2007 relating to the Registrant’s Form 10 filed on April 30, 2007.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 as filed today via EDGAR.  Please note that the changes included in the Registrant’s Amendment No. 1 include changes made in response to your comments as well as those made to reflect material changes relating to the Registrant that have occurred since the initial filing of the Form 10.  For your convenience, the comments included in your May 22, 2007 letter are set forth verbatim below, together with the Registrant’s responses thereto.

Form 10 filed April 30, 2007

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

The Registrant understands that the Form 10 will become effective automatically 60 days after filing and that, as a result, it will be subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Registrant will continue to work with the Commission in addressing further comments.

Independent Auditor’s Report, page 39

2.
We note that Salvatore Albanese & Co. is not registered with the PCAOB.  Pursuant to PCAOB 2003-007, any public accounting firm that “issues any audit report with respect to any issuer must register with the Board.”  In this regard, it appears that Salvatore Albanese & Co. is require to be registered with the PCAOB.  Please explain.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Jessica Barberich
June 27, 2007

Section A.1. of PCAOB 2003-007 indicates that “[a]ny public accounting firm that wishes to prepare or issue any audit report with respect to any issuer must register with the [PCAOB].”  (emphasis added)  The term “issuer” is defined in PCAOB Rule 1001(i)(iii) as “an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of [the Exchange Act] . . .”.  (emphasis added)  At the time Salvatore Albanese & Co. issued audit reports with respect to the Registrant, the Registrant did not have any securities registered under Section 12 of the Exchange Act and therefore the Registrant was not an “issuer” within the meaning of the PCAOB rules.  Note 2 to PCAOB Rule 2001 confirms that “[t]he issuance of a consent to include an audit report for a prior period by a public accounting firm, which does not currently have and does not expect to have an engagement with an issuer to prepare or issue, or to play a substantial role in the preparation or furnishing of an audit report with respect to any issuer, will not by itself require a public accounting firm to register [with PCAOB].”  Salvatore Albanese & Co.’s issuance of audit reports for the Registrant for periods prior to the period in which the Registrant became an issuer should therefore not require such firm's registration with the PCAOB.

Statements of Operations, page 43

3.	Please revise to present your results of operations on a per-unit basis. For reference, please see SAB Topic 4F. Please also revise the Selected Financial Data on page 13 for this information as well.

As explained in Part F of Note 1 to the Notes to Financial Statements, although the Registrant’s securities are nominally referred to as “units of limited partnership” the Registrant does not account for its securities on a per-unit basis.  The Registrant maintains a capital account for each security-holder and all accounting is completed on a capital account basis.  The “units” attributable to each capital account have different values depending on the timing of subscriptions and withdrawals.  Because there is no single “unit” value applicable to all units of limited partnership, any presentation of the results of operation or Selected Financial Data on a per-unit basis would not be meaningful.  In addition, the Registrant believes that such a presentation could be misleading.

Note 2 – General Partner, page 47

4.	Please revise to include the audited balance sheet of the general partner, AIS Futures Management LLC, as of the end of the most recent fiscal quarter.

We have done so.

Ms. Jessica Barberich
June 27, 2007

Note 3 – Selling Agent Administrative and Service Fees, page 48

5.
Please clarify whether any offering or organizational expenses were/will be funded by the General Partner and please quantify all organizational and offering expenses incurred to date.  Please tell us how you considered SAB Topic 5.T. in determining the appropriate treatment of such costs in your financial statements.  Please specifically address the additional service fee disclosed on page 48 that is paid by the general partner through a reduced management fee.

The initial offering and organizational expenses of the Registrant were fully paid by the General Partner several years ago.  As of the dates represented by the financial statements included in the Form 10, there were no such costs remaining unamortized.  There are no service fees funded or paid by the General Partner.  All service fees are paid directly by the Registrant; however, as disclosed in note 2, the Management Fee paid to the General Partner is reduced to offset the additional 1.5% service fee incurred by the Registrant.

Very truly yours,

Nathan A. Howell

cc:	James Biery
John Hummel